Exhibit 99.4

Attunity Ltd
Kfar Netter Industrial Park
P.O. Box 3787, Kfar Netter 40593
Israel

[           ], 2009

To Securities Dealers, Commercial Banks, Trust Companies, and Other Nominees:

        This letter is being distributed to securities dealers, commercial banks, trust companies and other nominees in connection with the offering by Attunity Ltd (“Attunity”) of an aggregate of 10,000,000 ordinary shares, par value NIS 0.1 (“Ordinary Shares”), of Attunity at a subscription price of $0.12 per Ordinary Shares (the “Subscription Price”), pursuant to the exercise of non-transferable subscription rights initially distributed on [_______], 2009 (“Subscription Rights”), to all holders of record of Ordinary Shares of Attunity as of the close of business on April [__________], 2009 (the “Record Date”).  Each Subscription Right also carries the right to oversubscribe at the Subscription Price for additional Ordinary Shares (subject to proration if necessary) up to the total amount of Ordinary Shares remaining upon completion of the Basic Subscription Rights (defined below). The Subscription Rights are described in the enclosed prospectus and evidenced by a Subscription Certificate registered in your name or in the name of your nominee.

        Each beneficial owner of Ordinary Shares registered in your name or the name of your nominee is entitled to [__] of a Subscription Right for each Ordinary Share owned by such beneficial owner on the Record Date (the “Basic Subscription Rights”).  Holders of Ordinary Shares will not receive fractional Subscription Rights, but instead Subscription Rights will be rounded to the nearest whole number, with such adjustments as we may determine in our sole discretion are necessary to ensure we will offer 10,000,000 ordinary shares in the Offering.

        In addition, each holder of Ordinary Shares will receive, at no cost a warrant exercisable at $0.12 per share, subject to adjustment, to purchase Ordinary Shares at a rate of one such warrant for each two Ordinary Shares purchased pursuant to your exercise of the Basic Subscription Rights and oversubscription right. Each warrant will entitle the holders of Ordinary Shares to purchase one Ordinary Share, subject to adjustments.

        We are asking you to contact your clients for whom you hold Ordinary Shares registered in your name or in the name of your nominee as of the Record Date to obtain instructions with respect to the Subscription Rights.

        Enclosed are copies of the following documents:

1.	Prospectus;

2.	Subscription Certificate;

3.	Instructions as to Use of Subscription Certificates;

4.	Form of Letter from Attunity to Record Holders;

5.	Form of Notice of Guaranteed Delivery;

6.	Form of Beneficial Owner Election Form; and

7.	Form of Nominee Holder Certification.

        Your prompt action is requested. The Subscription Rights will expire at 5:00 P.M., Eastern Time, on [_______], 2009 (the "Expiration Date").

        To exercise Subscription Rights, properly completed and executed Subscription Certificates and payment in full for all Subscription Rights exercised must be delivered to the Subscription Agent as indicated in the prospectus prior to the Expiration Date, unless the guaranteed delivery procedures described in the prospectus are followed.

        Additional copies of the enclosed materials may be obtained by contacting us at +972-9-899-3000.

Very truly yours, ATTUNITY LTD